Stellar Biotechnologies Inc.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated May 14, 2012 with regards to Stellar's Amended Registration Statement on Form 20-F/A filed on April 30, 2012. The corresponding change in the text of the Form 20-F/A Registration Statement has been underlined and highlighted in yellow.

Comment Number	Page	Response

1

The comment is noted. A new confidential treatment request has been submitted concurrent with the submission of this amended registration statement. Newly redacted versions of these exhibits have been filed with this amendment.

2	Cover Page	Disclosure regarding the Company's status as an Emerging Growth Company under the JOBS Act has been added to the cover page.

3	7	The full table has been changed to November 30, 2011

4	27, 35, 89	Disclosure that interim financial statements for the periods ended November 30, 2011 and 2010 are unaudited has been added to the text.

5	8/31/11 Statement of Loss 8/31/11 Note 3

The weighted average number of shares for fiscal 2009 has been revised to reflect the equivalent number of shares received by Stellar CA. The earnings per share has been revised to reflect the higher weighted average number of common shares outstanding.

The disclosure in Note 3 has been revised.

6	8/31/11 & 11/30/11 Note 7 8/31/11 & 11/30/11 Note 8 80-81

The disclosure of the significant terms of the agreement has been revised and added clarification that there are no further milestone payments.

The disclosure of the significant terms of the supply agreements has been revised.  One manufacturing and supply agreement did not yet have any activity at 11/30/11 and was deemed immaterial to disclose.

The material contract disclosure in Item 10 has also been revised to include additional significant terms of the contracts.

7	8/31/11 Notes 10 & 16

The tabular disclosure has been revised to reflect the historical number of shares of the legal parent at August 31, 2009 of 8,720,000 and the shares issued on recapitalization of 8,043,256.  The 8,043,256 consists of 6,763,256 (shares issued on recapitalization) + 1,280,000 (private placement that occurred in Oct 2009 which was between the August 31, 2009 year-end and the April 2010 merger transaction.  The 8,720,000 consists of the 10,000,000 less the 1,280,000.

8	8/31/11 Notes 10 & 16	The line item for net assets has been revised to state the net assets of the parent were recorded at their carrying value.

/s/  "Frank Oakes"

Frank Oakes,

President and CEO